Announcement


                  Company Oxford Glycosciences PLC
                  TIDMOGS
                  Headline Zavesca Launch
                  Released 07:05 3 Mar 2003
                  Number 1768I


For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, Ph.D., Chief Executive Officer
Chris Moyses, M.D., Chief Medical Officer
Tel: +44 (0) 1235 208 000
Website: www.ogs.com

Financial Dynamics
UK Media and Investors
Melanie Toyne-Sewell
Francetta Carr
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626


Actelion Starts Launch of
ZavescaR (miglustat) in the European Union

Oxford, UK, 3 March, 2003 - Oxford GlycoSciences Plc (LSE: OGS, Nasdaq:
OGSI) today notes the announcement made by Actelion Ltd (SWX: ATLN) in connection with the start of the introduction of Zavesca into the European Union (EU).
Zavesca (miglustat) was developed by OGS for the treatment of patients with mild to moderate type 1 Gaucher disease for whom Enzyme Replacement Therapy (ERT) is unsuitable. The product is the first oral treatment for type 1 Gaucher disease and is now available to patients in the UK. A named-patient program is also in place, which will allow commercial access to the drug through an international pharmacy, if so permitted by local regulations. Actelion expects to begin making Zavesca available throughout the European Union in the coming months.
In November 2002, Actelion and OGS signed a license agreement, extending the parties' existing European marketing relationship and granting Actelion marketing rights for ZavescaR in all markets worldwide with the exception of Israel.

Commenting on the news, David Ebsworth Ph.D., CEO of OGS, said:
"The launch of Zavesca is further evidence that OGS' management continues to deliver results as it said it would. Revenue from Zavesca sales will help us achieve our goal of profitability in our Inherited Storage Disorders division in 2005. This launch also marks a significant achievement since we have successfully taken a product all the way through development to market - putting OGS in an exclusive league of biotech companies."

The two companies, through a joint steering committee, will evaluate further potential uses of the product in other diseases, such as type
3 Gaucher disease, Niemann-Pick type C and late onset Tay-Sachs disease.

For full prescribing information, in the English Language, please go to http://www.emea.eu.int/humandocs/Humans/EPAR/zavesca/zavesca.htm

-Ends-

Notes to Editors

Gaucher disease
Gaucher disease is a rare genetic disorder, which results from reduced activity of glucocerebrosidase, an enzyme responsible for glycosphingolipid (GSL - a subclass of fats) metabolism. Symptoms include enlargement of spleen and liver, bone disease and anaemia.

Treating Gaucher disease with Zavesca
Zavesca is an oral inhibitor of glucosylceramide synthase, a key enzyme involved in GSL biosynthesis. The rationale for the use of Zavesca is to help balance the overall level of GSLs by inhibiting their production or synthesis - termed 'substrate reduction'. Zavesca has orphan medicinal product status in the EU, providing a ten year marketing exclusivity period, post approval.
Oxford GlycoSciences
OGS is a research and product development company with three distinct business units - proteomics, inherited storage disorders and oncology.
In proteomics, the comprehensive study of proteins, OGS has developed a patented technology platform, integrating high-throughput proteomics with genomics. OGS has proteomics collaborations with Bayer, Pioneer Hi-Bred/ DuPont, GlaxoSmithKline, Pfizer, the Center for Drug Evaluation and Research of the US Food and Drug Administration (FDA), and the Cystic Fibrosis Foundation. OGS also has a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM. The second business unit is focused on the development of therapeutics to treat inherited glycosphingolipid (GSL) storage disorders. Its first product, ZavescaR (miglustat) has been approved by the European Commission for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. Zavesca is also undergoing further clinical investigations in other GSL storage disorders, including Late Onset Tay Sachs, Niemann-Pick type C and type 3 Gaucher disease. In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent.
Actelion Ltd
Actelion Ltd is a biopharmaceutical company with its corporate headquarter in Allschwil/Basel, Switzerland. Actelion's first drug TracleerR, an orally available dual endothelin receptor antagonist, has been approved as a therapy for pulmonary arterial hypertension. Actelion markets TracleerR through its own subsidiaries in key markets worldwide, including the United States (based in South San Francisco), the European Union as well as Canada and Switzerland. Actelion, founded in late 1997, is a leading player in innovative science related to the endothelium - the single layer of cells separating every blood vessel from the blood stream. Actelion focuses on the discovery, development and marketing of innovative drugs for significant unmet medical needs. Actelion shares are traded on the SWX Swiss Exchange (ticker symbol: ATLN).

Proposed Merger of Cambridge Antibody Technology (CAT) and OGS
In January 2003, the Boards of CAT and OGS announced that they have agreed the terms of a recommended merger to create a leading European biotechnology company combining the key strengths of the two organisations.

The Merger will create a new company with greater scientific, organisational and financial resources. The Merger, which is being effected by way of a scheme of arrangement of OGS under section 425 of the Companies Act, is expected to become effective by 31 March 2003.

For additional information, the full announcement can be viewed at www.ogs.com.

In February 2003 Celltech Group plc (Celltech) announced an offer, which is not recommended by the Board of OGS. OGS shareholders are advised to read the company's solicitation/recommendation statement on Schedule 14d-9 regarding the proposed unsolicited Celltech tender offer when it is available because it will contain important information. OGS' solicitation/recommendation statement will be made available to OGS shareholders, at no expense to them. Certain other filed documents will also be available without charge at the Securities and Exchange Commission's website at www.sec.gov. Copies of OGS' solicitation/recommendation statement will also be available by contacting the Bank of New York on the US telephone number +1 (212) 815 3982."


The Board of Directors of Oxford GlycoSciences Plc accepts responsibility for the information contained in this release. To the best of the knowledge and belief of the Board of Directors of Oxford GlycoSciences Plc (who have taken all reasonable care to ensure that such is the case), the information contained in this release is in accordance with the facts and does not omit anything likely to affect the import of such information.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (miglustat) is based and uncertainties related to the regulatory process.

END